Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

IBT Files Request for Representation Election

Manager Talking Points – May 28, 2013

Reactive Media Statement

“Our people have the right to union representation and to choose which union represents them. If the National Mediation Board determines that the Teamsters received interest from at least 50 percent of American’s Mechanic and Related employees and an election is authorized, we hope our Mechanics will examine the options and take the time to vote on the path they believe is best for them, their families, and the company.”

Key Messages

•	Our Mechanics have a right to decide who represents them, and we encourage them to vote if an election occurs.

•

We will provide the National Mediation Board (NMB) with a list of potential eligible voters in the Mechanic and Related group, but it is the NMB that determines who is ultimately part of the class and craft. Once that determination is made, the NMB will check whether the IBT received interest from at least 50 percent of the class and craft.

•	If the IBT received interest from 50 percent or more of the class and craft, the NMB will authorize an election and will mail voting materials to all eligible voters at their home.

•	This filing only affects the Mechanic and Related Craft or Class as determined by the NMB – not any other TWU-represented workgroup.

•	This filing is separate from the IBT’s filing to represent the US Airways Mechanics.

•

We expect to hear from the NMB about the class and craft decision in the coming weeks, and will of course cooperate with them, including providing the NMB mailing labels containing employee home addresses, if the NMB authorizes an election.

•	If an election occurs, we recommend Mechanics study the options and decide what the best outcome is for them, their families and American.

•	Our focus will continue to be our daily operation and running a safe and reliable airline.

Q&As

Q: Who is included in the craft and class?

A: The Teamsters are seeking a representation election for the employees covered currently covered by the TWU Mechanic & Related workgroup. The National Mediation Board will determine the details of the exact craft and class and number of eligible voters.

Q: When do we expect to hear back from the NMB whether the 50 percent threshold was met?

A: While the NMB does not have a hard deadline for reviewing election applications and determining the 50 percent threshold, we expect it will review the application in the coming weeks.

Q: What does the IBT’s filing mean for the merger and for US Airways’ IAM-represented Mechanics’ own possible IBT representation election?

A: The IBT’s filing does not affect the merger – or the IBT’s separate application at US Airways.

Q: What happens if the 50 percent threshold is not met?

A: In the event the IBT did not provide a 50 percent showing of interest by Mechanics, an election will not proceed. If the IBT decides to continue its organizing drive of Mechanics, it, and any other union that wants to represent the Mechanics instead of the TWU, will have to wait one full year before reapplying for an election on American. If, however, the merger with US Airways becomes effective, the one-year bar is lifted and the IBT could petition the NMB for an election among the combined craft or class of Mechanics. In that case, an election would be authorized only if the IBT produced a showing of interest from 50 percent of the combined craft or class.

Q: If I don’t want the IBT, I don’t have to vote, right?

A: You are never required to vote, but if an election occurs, we encourage all eligible employees to vote. Remember, the voting rules have changed. Now, employees only have a voice if they cast a vote. Not voting no longer counts as a “No” vote. The NMB will certify the labor organization that receives the majority of votes actually cast in the election. There will also be an option to designate “no representative” on the ballot, which means you don’t want to be represented by any labor organization.

Q: How does this affect the MOU in place with the TWU?

A: It should have no effect. We expect the terms of the MOU to go into effect upon approval of the merger, regardless of any election outcome.

Q: Will Mechanics still get the 4.3 percent increase in the MOU?

A: Again, as with the other TWU groups, we expect the terms of the MOU to go into effect upon approval of the merger and the Plan of Reorganization, regardless of the outcome of any election.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.